Exhibit 99.2

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Authorized Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 25, 2025, AT 10:00 AM

Date, Time and Place: March 25, 2025, at 10:00 am, at the headquarters of JBS S.A. (“Company”), located at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100, in the City and State of São Paulo.

Call notice: The call notice was emailed to the Board of Directors members, according to Article 18 of the Company’s Bylaws.

Attendance: The necessary quorum for the Board of Directors’ Meeting was verified, given the presence of most Board of Directors members, under Articles 15 and 18 of its Bylaws, namely: Jeremiah O’Callaghan (Chair), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Sérgio Turra, Carlos Hamilton Vasconcelos Araújo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

The meeting was also attended by Gilberto Tomazoni, Global CEO; Wesley Mendonça Batista Filho, Global Chief Operating Officer; Guilherme Cavalcanti, Global Chief Financial and Investor Relations Officer; Daniel Pitta, Chief Legal Officer; and José Marcelo Martins Proença, Chief Compliance Officer. Fabian Junqueira and Ricardo Ribeiro, representatives of KPMG Auditores Independentes Ltda. (“KPMG”), also attended the meeting.

Presiding Board: Jeremiah O’Callaghan, Chair; and Milena Hitomi Yanagisawa, Secretary.

Agenda: (i) presentation of overview of the current market and the operations of the Company and its subsidiaries, including a market overview related to the fiscal year ended December 31, 2024; (ii) analysis of the financial statements accompanied by the Company’s Independent Auditor’s Report for the fiscal year ended December 31, 2024 (“Financial Statements”), the Company’s Management Report (“Management Report”), and Management accounts; (iii) opinion on the Financial Statements to be expressed by the Company’s Statutory Audit Committee (“SAC”); (iv) discussion with the representatives of KPMG Auditores Independentes Ltda. about the Independent Auditor’s Report on the Financial Statements; (v) discuss and resolve on submitting the Company’s Financial Statements, the Management Report, and the Management accounts for the fiscal year ended December 31, 2024, along with the proposal for allocation of net income for the fiscal year ended December 31, 2024, for approval at the Company’s Annual and Extraordinary General Meeting (“AESM”); (vi) discuss and resolve on the distribution of dividends; (vii) discuss and resolve on the Management Proposal for the AESM, the Call Notice for the Company’s AESM, and the calling of the Company’s AESM; (viii) discuss on the evaluation of the members of the Board of Directors, Advisory Committees and Statutory Executive Board (Chief Executive Officer and other Statutory Officers); (ix) update on the work carried out by the Company’s Compliance area. (x) reporting on the activities of the Governance, Compensation, and Nomination Committee; the Social and Environmental Responsibility Committee; the Financial and Risk Management Committee; the Related Parties Committee; the Statutory Audit Committee; and the People and Opportunities Committee; and (xi) other matters of interest to the Company.

Discussions and Resolutions:

(i) the meeting started with a presentation by Messrs. Gilberto Tomazoni, Guilherme Perboyre Cavalcanti and Wesley Mendonça Batista Filho, who gave an overview of the operations carried out by the Company and its subsidiaries, including for the period ended December 31, 2024.

(ii) following, the members of the Board of Directors analyzed and discussed the Financial Statements prepared under Brazilian and international accounting principles, according to Technical Pronouncement CPC 21 (R1), issued by the Accounting Pronouncements Committee (CPC), the International Financial Reporting Standards (IFRS), and the Public Company Accounting Oversight Board (PCAOB), the Company’s Management Report and the Management accounts.

(iii) Additionally, Mr. Carlos Hamilton Vasconcelos Araujo, Coordinator of the Statutory Audit Committee, stated that the members of said Committee: (a) analyzed the Financial Statements; (b) monitored the audit work conducted by KPMG through inquiries and discussions; and (c) formally asked questions about relevant acts and transactions carried out by the Company’s management included in the Financial Statements. Based on the review, information and clarifications received, and considering the Auditor’s Report, the Statutory Audit Committee members declared to have assessed the Company’s Financial Statements for the period ended December 31, 2024, emphasizing the accounting practices adopted and compliance with applicable standards, stating they are considered to be adequate and to reflect, with quality, all the Company’s information contained therein, recommending their submission for assessment by the Company’s Board of Directors and subsequent disclosure, in addition to approving the proposal for the allocation of net income for the year.

(iv) Then, Mr. Fabian Junqueira, representative of KPMG, presented the work performed by KPMG concerning the Financial Statements, underscoring the independence and the communications required by the auditors, the fact that they did not diverge with the Company’s management and that, based on the audit work carried out, no evidence was identified regarding fraud or errors, conflicts of interest, significant deficiencies or materials weaknesses in internal controls, and that the contingency processes were reviewed by the independent auditors based on applicable review rules. Additionally, Mr. Fabian Junqueira also stated that no global matter was identified that could impact KPMG’s professional independence, that KPMG had access to all requested information, and no material adjustments were identified on completion of the audit work. All questions asked by the Board of Directors members were duly answered by Mr. Fabian Junqueira.

(v) After the above-mentioned presentations and discussions, the Board of Directors members resolved to unanimously authorize, with no reservations, the Company’s Management to submit the Financial Statements for the fiscal year ended December 31, 2024, to be resolved by the Annual Shareholders’ Meeting.

Furthermore, the Board of Directors members unanimously approved the proposal for the allocation of net income for the year, as shown below. The following proposal was highlighted for the allocation of net profit, in the amount of R$9,615,923,273.32 (nine billion, six hundred and fifteen million, nine hundred and twenty-three thousand, two hundred and seventy-three reais and thirty-two centavos):

●	the allocation of 5.00% (five percent) of net income, equivalent to R$480,796,163.67 (four hundred and eighty million, seven hundred and ninety-six thousand, one hundred and sixty-three reais and sixty-seven centavos) to the legal reserve, pursuant to Article 39, item “a”, of the Company’s Bylaws;

●	the amount of R$3,869,820,791.48 (three billion, eight hundred and sixty-nine million, eight hundred and twenty thousand, seven hundred and ninety-one reais and forty-eight centavos), equivalent to 40.24% of net income, will be allocated to the tax incentive reserve, according to article 195-A of Brazilian Corporation Law;

●	the allocation of the remaining net income after legal deductions of R$5,265,306,318.17 (five billion, two hundred and sixty-five million, three hundred and six thousand, three hundred and eighteen reais and seventeen centavos), added to the installments for (i) the realization of the revaluation reserve, in the amount of R$5,671,247.75 (five million, six hundred and seventy-one thousand, two hundred and forty-seven reais and seventy-five centavos), and (ii) expired and unclaimed dividends, in the amount of R$27,265.55 (twenty-seven thousand, two hundred and sixty-five reais and fifty-five centavos), totaling R$5,271,004,831.47 (five billion, two hundred and seventy-one million, four thousand, eight hundred and thirty-one reais and forty-seven centavos), to the creation of a Statutory Investment Reserve, under article 39, item “e”, of the Company’s Bylaws.

The equivalent of the mandatory minimum dividend, in the amount of R$1,316,326,579.55 (one billion, three hundred and sixteen million, three hundred and twenty-six thousand, five hundred and seventy-nine reais and fifty-five centavos), has already been paid based on profit reserves, according to interim dividends declared on August 13, 2024, and November 13, 2024, imputed to the mandatory minimum dividend. However, the Management proposes the distribution of additional dividends to the mandatory minimum dividend, in the amount of R$2.00 (two reais) per share, to be paid based on the Company’s profit reserves available on December 31, 2024.

(vi) Following, Mr. Jeremiah O’Callaghan presented to the members of the Board of Directors matters to be resolved at the next AESM, as well as the terms of the AESM Call Notice, and the respective Management Proposal and the proposal, as provided below:

At the Annual Shareholders’ Meeting:

1. Resolve on the financial statements and management accounts for the fiscal year ended December 31, 2024.

2. Resolve on the allocation of the net income for the fiscal year ended on December 31, 2024.

3. Resolve on the number of members who will make up the Company’s Board of Directors for the next term of office.

4. Elect the sitting members of the Company’s Board of Directors.

5. Resolve on the eligibility of the independent members of the Board of Directors in accordance with the rules established in the Novo Mercado Listing Regulations of B3 S.A. – Brasil, Bolsa, Balcão, the Company’s Bylaws, and CVM Resolution 80, of March 29, 2022, as amended.

6. Resolve on the number of members who will make up the Company’s Fiscal Council for the next term of office.

7. Elect the sitting members and their respective alternates for the Company’s Fiscal Council.

8. Resolve on the setting of the overall amount of the annual compensation of the Company’s management and members of the Fiscal Council and the Statutory Audit Committee for the 2025 fiscal year.

At the Extraordinary Shareholders’ Meeting:

1. Resolve on the Protocol and Justification for the Merger of Condesa Norte Industria e Comercio Ltda. (“Condesa”) by the Company (“Condesa Protocol”).

2. Resolve on the ratification of the designation and contracting of Factum – Avaliações e Consultoria S/S – EPP (“Factum”) to prepare the appraisal report of Condesa (“Condesa Appraisal”).

3. Resolve on the Condesa Appraisal.

4. Resolve on the merger, by the Company, of Condesa, pursuant to the terms and conditions established in the Condesa Protocol.

5. Authorize the Company’s Executive Board to carry out all necessary or convenient acts to effectively implement the resolutions approved.

Regarding item 5 of the agenda of the Annual Shareholders’ Meeting, the members of the Board of Directors stated they received and acknowledged the content of the independence statements presented by candidates Gelson Luiz Merisio, Alba Pettengill, Francisco Sérgio Turra, Carlos Hamilton Vasconcelos Araújo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva and Cledorvino Belini, through which they declare they do not fall into the situations provided in paragraphs 1 and 2, Article 6, Annex K, of CVM Resolution 80/2022.

After presenting the items to be resolved at the AESM, based on the recommendations of the Governance, Compensation and Nomination Committee, as well as the Statutory Audit Committee, the Board of Directors members discussed the information and decided to approve the Call Notice of the AESM and the Management Proposal;

(vii) In view of the resolutions taken in aforementioned items (v) and (iv), the Board members unanimously approved the calling of the AESM, to be held on April 29, 2025, to resolve on the agenda contained in the Call Notice.

The Board of Directors members authorized the Executive Officers to carry out all necessary acts to publish and make available the Call Notice and the Management Proposal.

(viii) Following, Mr. Jeremiah O’Callaghan presented to the members of the Board of Directors the result of the evaluation of the members of the Board of Directors, the Advisory Committees and the Statutory Executive Board (Chief Executive Officer and other Statutory Officers) related to the work carried out during the current term.

(ix) Subsequently, Mr. José Marcelo Martins Proença presented an update on the work carried out by the Company’s Compliance area, mentioning the evolution of the Compliance Program at JBS S.A. and JBS USA and the latest updates and highlights in risk assessment, training, communication, internal controls, due diligence, Ethics Line, evaluation and monitoring.

Mr. José Marcelo Martins Proença also provided updates on the work carried out by the Global Compliance Executive Committee, presenting the global structure of the area and the topics covered in the meetings held in 2024, such as: implementation of the Global Human Rights Policy and Global Antitrust Policy; improvements in the relationship and integration with the global HR team; supervision and implementation of Lextegrity, still under analysis in Brazil; and monitoring of the Sustainability Plan of the Department of Justice (“DoJ”).

Mr. José Marcelo Martins Proença also discussed the priorities and strategic planning for 2025, such as mandatory and specific training to be carried out during the year.

The Board of Directors members asked questions, which were duly answered by José Marcelo Martins Proença.

(x) Finally, the Board members serving on the advisory committees to the Board of Directors updated the other Board members on the work carried out by the Social and Environmental Responsibility Committee, the Financial and Risk Management Committee, the Related Parties Committee, the Statutory Audit Committee, and the People and Opportunities Committee:

(1)	a brief presentation by Mr. Jeremiah O’Callaghan on the work developed by the Company’s Social and Environmental Responsibility Committee, highlighting discussions on the analysis of the cattle life cycle in several climatic regions globally; the outcome on the research carried out regarding the carbon footprint of the leather and hamburger units, and a report on the work carried out by the virtual green offices;

(2)	a brief presentation of Carlos Hamilton Vasconcelos Araújo on the work performed by the Financial and Risk Management Committee, highlighting discussions on the monitoring of the 4Q24 Dashboard, the global economic scenario, and the Company’s liability management operations;

(3)	a brief presentation by Gelson Luiz Merisio on the work performed by the Company’s Related Parties Committee, highlighting the agreements executed between related parties included in the report for the quarter ended December 31, 2024, containing the transactions between related parties;

(4)	a brief presentation by Carlos Hamilton Vasconcelos Araújo on the work performed by the Statutory Audit Committee, the update on reports received under the Statutory Audit Committee, and the analysis of the Financial Statements for the period ended December 31, 2024; and

(5)	a brief presentation by Mr. Jeremiah O’Callaghan on the work performed by the Company’s People and Opportunities Committee, highlighting the discussions about the result of the Company’s Better Futures program, the impacts and benefits of the health plan offered by the Company. Additionally, the members of the Board of Directors unanimously approved the Internal Regulations of the People and Opportunities Committee.

Minutes in Summary Form: The Board of Directors authorized the drawing up of these minutes in summary form and their publication by omitting the signatures, pursuant to paragraphs 1 and 2 of Article 130 of Brazilian Corporation Law.

Closure: There being no further business to address, the Chair offered the floor to anyone who wished to speak and, as no one did, the meeting was adjourned for the drawing up of these minutes, which were then read, approved, and signed by all attendees.

Attending Board Members: Jeremiah O’Callaghan (Chair), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Sérgio Turra, Carlos Hamilton Vasconcelos Araújo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

This is a free English translation of the Minutes of the
Board of Directors’ Meeting drawn up in the Company’s records.

São Paulo, March 25, 2025.

Milena Hitomi Yanagisawa

Secretary